# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FRANKLIN STREET PROPERTIES CORP /MA/, CIK 0001031316
CUSIP: 35471R106
Title of class of securities: Common
Address of issuer's principal executive offices: 401 EDGEWATER PLACE, STE 200, WAKEFIELD, Massachusetts (MA), 01880
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001977899-23-000001
Filed by CIK 0001977899

## Reporting persons
- Odle Jonathan Bennett: type of reporting person: individual (IN); citizenship or place of organization: Missouri (MO); sole voting power 3,000,000; sole dispositive power 3,000,000; aggregate amount beneficially owned 3,000,000 (2.9% of the class)

## Item 1. Issuer
Name of issuer: FRANKLIN STREET PROPERTIES CORP /MA/
Address of issuer's principal executive offices: 401 EDGEWATER PLACE, STE 200, WAKEFIELD, MASSACHUSETTS, 01880

## Item 2. Person Filing
Name of person filing: Jonathan B. Odle
Address of principal business office or, if none, residence: 3622 Endeavor Ave, Ste 101, Columbia, Missouri 65201
Citizenship: Missouri, United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,000,000
Percent of class: 2.89%
Sole power to vote or to direct the vote: 3,000,000
Sole power to dispose or to direct the disposition: 3,000,000

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Odle Jonathan Bennett: /s/ Jonathan B. Odle, Jonathan B. Odle (11/12/2025)